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                          January 30, 2024

       Dr. Taylor Schreiber
       Chief Executive Officer
       Shattuck Labs, Inc.
       500 W. 5th Street, Suite 1200
       Austin, TX 78701

                                                        Re: Shattuck Labs, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 24,
2024
                                                            File No. 333-276677

       Dear Dr. Taylor Schreiber:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Melanie Neary, Esq.